UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2026

001-42124

(Commission File Number)

GAUZY LTD.

(Exact name of Registrant as specified in its charter)

14 Hathiya Street

Tel Aviv 6816914, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

PIPE

On October 12, 2026, Gauzy Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a group of accredited investors led by the Company’s Chief Executive Officer, Eyal Peso (the “Purchasers”), pursuant to which the Company agreed to issue and sell in a private placement a total of 2,383,279 ordinary shares, no par value each (“Ordinary Shares”), at a purchase price of $2.9371 per share, for aggregate gross proceeds of $7,000,000 (the “Subscription Amount” and the “Offering”, respectively), in accordance with the terms of the Court-approved Debt Settlement (as further detailed below). The Offering closed on October 15, 2026.

The Offering was entered into to ensure that the Company’s comprehensive debt settlement (the “Settlement”) is fully financed. As previously disclosed, the Tel Aviv-Jaffa District Court (the “Court”) granted final approval of the Settlement, effective September 8, 2026, under the Israeli Insolvency and Economic Rehabilitation Law, 5758-2018, in Insolvency Proceeding No. 51175-03-26. The Settlement resolves approximately $61 million of the Company’s pre-petition liabilities. In accordance with the terms of the Offering and the Settlement, a total of 3,336,590 Ordinary Shares will be issued, of which a total of 2,383,279 Ordinary Shares will be issued to the Purchasers and of the remaining 953,311 Ordinary Shares will be issued to the Settlement Trustees (Adv. Ehud Gindes and Adv. (CPA) Simion Keidar). Following the consummation of the Offering, the Purchasers will hold approximately 50% of the issued and outstanding share capital of the Company on a fully diluted basis, the Settlement Trustees will hold approximately 20% of the issued and outstanding share capital of the Company on a fully diluted basis and the Company’s remaining shareholders as of immediately prior to the consummation of the Offering will hold approximately 30% of the issued and outstanding share capital of the Company on a fully diluted basis. In the event of any conflict between the terms of the Purchase Agreement and the terms of the Settlement, the terms of the Settlement shall prevail.

In connection with the Offering, the Company’s Board of Directors approved an increase of the Company’s authorized share capital to 5,000,000 Ordinary Shares (the “Share Capital Increase”) and a corresponding amendment to the Company’s Articles of Association to reflect the Share Capital Increase. All corporate approvals required under applicable law for the Offering, the issuance of the Ordinary Shares and the Share Capital Increase have been obtained, and, because such transactions are being carried out pursuant to the Court-approved Settlement, no shareholder approval is required under applicable law.

The Purchasers’ investment is subject to a condition subsequent that, on or before November 13, 2026 (the “French Approval Deadline”), the Lyon Commercial Court approves in full the French continuation plan regarding the Company’s subsidiary, Safety Tech SAS, in the form presented by the Company (the “Continuation Plan”). If the Continuation Plan is not approved by the French Approval Deadline (or is rejected prior to such date), the Settlement Trustees will, within five (5) Business Days, return to the applicable Purchaser the portion of its Subscription Amount designated as the conditional amount (the “Conditional Amount”), totaling $1,638,000, and the corresponding Ordinary Shares will be cancelled. Following the closing of the Offering, the Purchasers intend to form a special purpose vehicle to which they will assign their rights under the Purchase Agreement and transfer their Ordinary Shares.

Following the Offering, the Company has agreed to file a resale registration statement with the U.S. Securities and Exchange Commission within sixty (60) days from the date on which the Company files its Annual Report on Form 20-F or the fiscal year ended December 31, 2025.The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties.

The Ordinary Shares were offered and sold pursuant to an exemption from the registration requirements of the Securities Act, under Section 4(a)(2) of the Securities Act. Each Purchaser represented that it is an accredited investor, as that term is defined in Rule 501(a) under Regulation D, or a qualified institutional buyer as defined in Rule 144A under the Securities Act, and is also a Qualified Israeli Investor as defined under the First Addendum to the Israeli Securities Law, 5728-1968, and is acquiring the Ordinary Shares as principal for its own account and has no arrangements or understandings for any distribution thereof. The Ordinary Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

In connection with the Offering, the Company agreed to file a registration statement (the “Registration Statement”) with the SEC within sixty (60) days from the date on which the Company files its Annual Report on Form 20-F providing for the resale of the Ordinary Shares issued under the Purchase Agreement, and to keep such Registration Statement effective at all times until all such Ordinary Shares may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), without regard to volume limitations.

In connection with the Offering, the Company’s executive officers and directors entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they will not offer, sell, contract to sell or otherwise dispose of Ordinary Shares and other securities beneficially owned, subject to customary exceptions, for a period of 30, commencing on the date of the Purchase Agreement (the “Lock-Up Period”). The Company may not amend, modify, waive or terminate any provision of the Lock-Up Agreements except to extend the Lock-Up Period.

Pursuant to the Purchase Agreement, the Company agreed to indemnify the Purchasers and certain related parties against losses arising from any inaccuracy in the Company’s representations or warranties thereunder and certain shareholder actions. The Purchase Agreement is governed by the laws of the State of Israel, and the parties submitted to the exclusive jurisdiction of the competent courts of Tel Aviv-Jaffa, Israel. The Company also agreed to apply to list the Ordinary Shares issued in the Offering on The Nasdaq Stock Market.

The foregoing summaries of the material terms of the Purchase Agreement and the Form of Lock-Up Agreement are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed herewith as Exhibits 10.1 and 10.2, respectively, and incorporated by reference herein.

On October 16, 2026, the Company issued a press release announcing the entry into the Purchase Agreement and the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Report on Form 6-K, including in Exhibits 10.1, 10.2 and 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBITS

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated as of October 12, 2026, by and between Gauzy Ltd. and the purchasers identified on the signature pages thereto.
10.2	Form of Lock-Up Agreement.
99.1	Press Release dated October 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAUZY LTD

Date: October 16, 2026	By:	/s/ Eyal Peso
Eyal Peso
Chief Executive Officer

4